FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on change of part of the fundraising investment projects of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 4, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON CHANGE OF PART OF THE FUNDRAISING INVESTMENT PROJECTS

Reference is made to the circulars dated 27 April 2017 and 14 March 2018 (collectively, the “Circular”) issued by Huaneng Power International, Inc. (the “Company”) relating to, among other things, the non-public issuance of A Shares, the announcement dated 17 October 2018 relating to completion of the non-public issuance of A Shares, and the announcement dated 12 December 2018 relating to the change of part of the funds raised in certain investment projects and their implementation (the “Announcement”). Unless otherwise defined herein, terms in this announcement shall have the same meaning as defined in the Circular.

As approved by the China Securities Regulatory Commission with the “Approval on the Non-public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696), the Company issued 497,709,919 RMB ordinary shares (A shares) by way of non-public issuance to seven target subscribers. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounted to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. As of 10 October 2018, all the funds raised have been received. The above-mentioned raised funds have been put in place and have been verified by KPMG Huazhen Certified Public Accountants (Special General Partnership), and a Capital Verification Report (KPMG Huazhen Yanzi No. 1800388) has been issued.

The Company carried out special account depository management on the raised funds. After the raised funds were received, the Company signed custodian agreement(s) for the raised funds with the sponsors and the commercial banks. All the funds have been deposited in the special account for the raised funds.

BASIC INFORMATION ON THE FUNDRAISING INVESTMENT PROJECTS

Pursuant to the Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version) and the Announcement, details of fundraising investment projects are set out below:

S/N	Project name	Total investment in the Project	Proceeds proposed to be invested in the Project
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	104,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	174,231.84
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	24,614.56
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	21,686.60
Total		1,095,818.85	324,533.00

INFORMATION REGARDING THE PROPOSED CHANGE OF FUNDRAISING INVESTMENT PROJECTS

Huaneng Dongguan Gas Turbine Cogeneration Co., Ltd. (the “Dongguan Cogeneration”), the implementation subject of the Xiegang Gas Turbine Project in Guangdong (800MW), is a wholly- owned subsidiary of the Company, proposes to introduce other shareholder (the “Investor”) with abundant capital, which is also in strong compatibility, synergy and complementarity with Dongguan Cogeneration. The Investor should be a third party who is independent of the Company and its connected persons, should meet the qualification requirement and having gone through the bidding process. The Investor would increase the capital in cash in Dongguan Cogeneration according to the asset based valuation results. After completion of the capital increase, the registered capital of Dongguan Cogeneration would become RMB490 million, and the Company’s shareholding ratio would be 80%, while the Investor’s shareholding ratio would be 20%. The implementation subject for that fundraising investment project will be changed from a wholly-owned subsidiary of the Company to a controlling subsidiary of the Company.

If Dongguan Cogeneration was to introduce the Investor according to the above terms, the relevant capital increase would constitute a transaction on deemed disposal of equity interest in Dongguan Cogeneration. According to the currently available financial information of Dongguan Cogeneration, the relevant percentage ratios (calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules) regarding the deemed disposal of the equity interest in Dongguan Cogeneration shall be less than 5%. As such, it does not fall to be a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

The change will not involve any adjustment to the amount of raised funds to be invested by the Company in Dongguan Cogeneration.

REASONS FOR THE CHANGE OF FUNDRAISING INVESTMENT PROJECT

The introduction of the Investors to inject capital into Dongguan Cogeneration can supplement the working capital required for Dongguan Cogeneration’s operations, repay part of the bank borrowings, lower the asset-liability ratio, and further optimize the capital structure.

Dongguan Cogeneration intends to introduce the major supplier of natural gas in Guangdong area as a new investor and the cooperation between the two parties will ensure the supply of gas sources. Through the joint venture and cooperation, it is intended that the Investor will list Dongguan Cogeneration as a priority gas supply target and Dongguan Cogeneration will have gas supply priority in case of a supply shortage to guarantee the normal production. The cooperation can also improve the supply and operation reliability, strengthen cooperation with upstream suppliers, form an effective value chain, give full play to industrial synergy, and create better conditions for the sustainable development of Dongguan Cogeneration.

SHAREHOLDERS’ APPROVAL

Dongguan Cogeneration, the implementation subject of the XieGang Gas Turbine Project in Guangdong (800MW) (which being one of the fundraising investment projects for the non-public issuance of A Shares), will introduce new investor through capital increase. After completion of the capital increase, the Company's shareholding ratio would become 80%. The matter relating to the change of the implementation subject of the XieGang Gas Turbine Project in Guangdong (800MW) from a wholly-owned subsidiary of the Company to controlling subsidiary was approved by the board of directors of the Company on 3 January 2020. According to the requirement of the relevant PRC laws and regulation, the implementation of the aforesaid matter still requires the approval at the general meeting. The Company proposes to submit the matter to the 2020 first extraordinary general meeting of the Company for consideration. The Company will issue a circular with further details of the matter.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC 4
January 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 6, 2020